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                              October 26, 2023

       Kevin Noblet
       President
       The Empire District Electric Company
       602 S. Joplin Avenue
       Joplin, Missouri 64801

                                                        Re: The Empire District
Electric Company
                                                            Empire District
Bondco, LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed September 29,
2023
                                                            File Nos.
333-274815 and 333-274815-01

       Dear Kevin Noblet:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-1

       General

   1. We note that throughout the registration statement you refer to an intercreditor agreement that will be entered
into as a condition for the issuance of additional securitized utility tariff bonds. We note
also that there are various cross-references to    Security for the
                                                        Securitized Utility
Tariff Bonds   Intercreditor Agreement,    which does not appear as a
                                                        section in the form of
prospectus. Please revise your form of prospectus to include disclosure about the
material terms of any such intercreditor agreement and update the relevant
cross-references. Alternatively, if you believe that such disclosure is unnecessary, please tell us why.
 Kevin Noblet
FirstName
The EmpireLastNameKevin
            District ElectricNoblet
                             Company
Comapany
October 26,NameThe
            2023      Empire District Electric Company
October
Page 2 26, 2023 Page 2
FirstName LastName
Form of Prospectus
Security for the Securitized Utility Tariff Bonds
Pledge of Collateral, page 82

2. We note that, in addition the securitized utility tariff property, the collection account and
         all subaccounts will also secure the bonds, including all    cash
instruments, investment
         property or other assets on deposit therein or credited thereto and all financial assets and securities entitlements carried therein or credited thereto. Please confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the
         Securities Act.

Affiliations and Certain Relationships and Related Transactions, page 110

3. Your disclosure refers to certain ordinary course banking relationships maintained by each of the sponsor, the initial servicer and the depositor with certain other transaction parties.
         To the extent there are other affiliations, relationships and/or related transactions that are required to be disclosed under Item 1119 of Regulation AB, please revise your disclosure to identify any such affiliations, relationships and/or related transactions. Refer to Item
         1119 of Regulation AB.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

4.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

Item 15. Undertakings, page II-3

5. Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kevin Noblet
The Empire District Electric Company
October 26, 2023
Page 3

       Please contact Jason Weidberg at 202-551-6892 or Benjamin Meeks at 202-551-7146
with any other questions.



FirstName LastNameKevin Noblet                         Sincerely,
Comapany NameThe Empire District Electric Company
                                                       Division of Corporation
Finance
October 26, 2023 Page 3                                Office of Structured
Finance
FirstName LastName